UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501
Montevideo, Uruguay, 11300 WTC Free Zone
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.        Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
Name: Juan David Bastidas
Title: Chief Legal Counsel

Date: August 10, 2022

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of June 30, 2022 and December 31, 2021 and for the six-month periods ended June 30, 2022 and 2021 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income (Loss)
 For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2022	2021
REVENUES
Sales by Company-operated restaurants	$1,603,644	$1,103,981
Revenues from franchised restaurants	74,932	49,831
Total revenues	1,678,576	1,153,812

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(564,436)	(396,014)
Payroll and employee benefits	(321,669)	(224,265)
Occupancy and other operating expenses	(464,874)	(360,933)
Royalty fees	(82,677)	(56,898)
Franchised restaurants – occupancy expenses	(32,863)	(23,979)
General and administrative expenses	(110,534)	(94,318)
Other operating income, net	7,470	13,604
Total operating costs and expenses	(1,569,583)	(1,142,803)
Operating income	108,993	11,009
Net interest expense	(32,582)	(25,707)
Loss from derivative instruments	(12,836)	(5,381)
Foreign currency exchange results	8,544	5,819
Other non-operating expenses, net	(108)	(220)
Income (loss) before income taxes	72,011	(14,480)
Income tax expense	(32,807)	(10,188)
Net income (loss)	39,204	(24,668)
Less: Net income attributable to non-controlling interests	(220)	(112)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$38,984	$(24,780)

Earnings per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.19	$(0.12)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	0.19	(0.12)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statements of Comprehensive Income (Loss)
 For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars

	2022	2021
Net income (loss)	$39,204	$(24,668)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(3,312)	(4,929)
Post-employment benefits:
Net gain recognized in accumulated comprehensive income (loss)	333	—
Reclassification of net loss to consolidated statement of income (loss)	45	76
Post-employment benefits (net of deferred income taxes of $(195) and $38)	378	76
Cash flow hedges:
Net loss recognized in accumulated other comprehensive income (loss)	(21,792)	(1,981)
Reclassification of net loss to consolidated statement of income (loss)	12,253	9,089
Cash flow hedges (net of deferred income taxes of $2,355 and $605)	(9,539)	7,108
Securities available for sale:
Unrealized loss on available for sale securities	(1,802)	—
Securities available for sale (net of deferred income taxes of $941)	(1,802)	—
Total other comprehensive (loss) income	(14,275)	2,255
Comprehensive income (loss)	24,929	(22,413)
Less: Comprehensive income attributable to non-controlling interests	(134)	(86)
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$24,795	$(22,499)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of June 30, 2022 and December 31, 2021
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	June 30, 2022	As of
	(Unaudited)	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$276,078	$278,830
Short-term investments	13,340	—
Accounts and notes receivable, net	86,668	82,180
Other receivables	23,433	22,031
Inventories	39,981	37,800
Prepaid expenses and other current assets	102,323	119,275
Total current assets	541,823	540,116
Non-current assets
Miscellaneous	78,828	71,442
Collateral deposits	2,500	2,500
Property and equipment, net	767,445	743,533
Net intangible assets and goodwill	42,935	38,808
Deferred income taxes	77,892	67,802
Derivative instruments	99,265	120,371
Equity method investments	13,887	13,105
Lease right of use asset, net	778,116	763,580
Total non-current assets	1,860,868	1,821,141
Total assets	$2,402,691	$2,361,257
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$257,651	$269,215
Royalties payable to McDonald’s Corporation	12,780	15,933
Income taxes payable	68,382	70,276
Other taxes payable	70,471	67,086
Accrued payroll and other liabilities	114,431	89,923
Provision for contingencies	2,109	2,140
Interest payable	9,753	11,383
Current portion of long-term debt	1,310	4,741
Derivative instruments	12,024	8,046
Operating lease liabilities	79,197	79,120
Total current liabilities	628,108	617,863
Non-current liabilities
Accrued payroll and other liabilities	24,908	21,900
Provision for contingencies	38,088	31,946
Long-term debt, excluding current portion	747,958	739,217
Derivative instruments	19,781	14,880
Deferred income taxes	5,136	7,170
Operating lease liabilities	724,474	707,119
Total non-current liabilities	1,560,345	1,522,232
Total liabilities	2,188,453	2,140,095
Equity
Class A shares of common stock	389,393	388,369
Class B shares of common stock	132,915	132,915
Additional paid-in capital	9,174	10,101
Retained earnings	323,577	316,180
Accumulated other comprehensive loss	(621,957)	(607,768)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	213,735	220,430
Non-controlling interests in subsidiaries	503	732
Total equity	214,238	221,162
Total liabilities and equity	$2,402,691	$2,361,257
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Condensed Consolidated Statements of Cash Flows
 For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars

	2022	2021
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$38,984	$(24,780)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	60,640	60,162
Gain of property and equipment sales	(480)	(921)
Foreign currency exchange results	(12,165)	(6,585)
Loss from derivative instruments	12,836	5,381
Others, net	4,719	11,290
Changes in assets and liabilities	17,366	(9,992)
Net cash provided by operating activities	121,900	34,555
Investing activities
Property and equipment expenditures	(68,971)	(47,499)
Purchases of restaurant businesses paid at acquisition date	(1,357)	—
Proceeds from sales of restaurant business and related advances	855	—
Proceeds from sales of property and equipment and related advances	655	1,119
Acquisitions of short-term investments	(16,083)	—
Other investing activity	890	1,832
Net cash used in investing activities	(84,011)	(44,548)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(16,843)	—
Issuance of 2029 Notes	349,969	—
Collection of derivative instruments	—	23,240
Purchase of 2027 Senior Notes	(154,407)	(5,549)
Purchase of 2023 Senior Notes	(62,414)	(1,001)
Partial redemption of 2023 Notes	(128,636)	—
Other financing activities	(13,243)	(3,682)
Net cash (used in) provided by financing activities	(25,574)	13,008
Effect of exchange rate changes on cash and cash equivalents	(15,067)	(7,137)
Decrease in cash and cash equivalents	(2,752)	(4,122)
Cash and cash equivalents at the beginning of the year	278,830	$165,989
Cash and cash equivalents at the end of the period	$276,078	$161,867

Supplemental cash flow information:
Cash paid during the period for:
Interest	$29,184	$26,419
Income tax	27,315	7,122
Non-cash investing and financing activities:
Dividend declared pending of payment	14,744	20,180

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statement of Changes in Equity
 For the six-month period ended June 30, 2022 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,787,384	$388,369	80,000,000	$132,915	$10,101	$316,180	$(607,768)	(2,309,062)	$(19,367)	$220,430	$732	$221,162
Net income for the period (Unaudited)	—	—	—	—	—	38,984	—	—	—	38,984	220	39,204
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(14,189)	—	—	(14,189)	(86)	(14,275)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.15 per share) (Unaudited)	—	—	—	—	—	(31,587)	—	—	—	(31,587)	—	(31,587)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	116,223	1,024	—	—	(1,024)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	97	—	—	—	—	97	—	97
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Balances at end of period (Unaudited)	132,903,607	$389,393	80,000,000	$132,915	$9,174	$323,577	$(621,957)	(2,309,062)	$(19,367)	$213,735	$503	$214,238

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
 For the six-month period ended June 30, 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,535,761	$386,603	80,000,000	$132,915	$11,540	$290,895	$(584,860)	(5,269,988)	$(39,547)	$197,546	$470	$198,016
Net loss for the period (Unaudited)	—	—	—	—	—	(24,780)	—	—	—	(24,780)	112	(24,668)
Other comprehensive income (Unaudited)	—	—	—	—	—	—	2,281	—	—	2,281	(26)	2,255
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (70 shares per share) (Unaudited)	—	—	—	—	20,180	(20,180)	—	—	—	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	251,623	1,766	—	—	(1,766)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	377	—	—	—	—	377	—	377
Balances at end of period (Unaudited)	132,787,384	$388,369	80,000,000	$132,915	$30,331	$245,935	$(582,579)	(5,269,988)	$(39,547)	$175,424	$556	$175,980

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.    Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2021.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the six-month period ended June 30, 2022 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation; Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends.

Recent accounting pronouncements

No new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.    Short-term debt

Revolving credit facility

On December 10, 2021, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 12, 2022. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at SOFR plus 3.10% that will be payable on the date of any prepayment or at maturity.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Short-term debt (Continued)
Revolving credit facility (continued)

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA lower than 3.00x.

As of June 30, 2022, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 1.09 and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with this revolving credit facility.

5.    Long-term debt

Long-term debt consists of the following:

	As of
	June 30, 2022	As of
	(Unaudited)	December 31, 2021
2029 Notes	$350,000	$—
2027 Notes	385,986	535,986
2023 Notes	19,524	201,763
Finance lease obligations	5,677	6,139
Other long-term borrowings	502	7,509
Subtotal	761,689	751,397
Discount on 2023 Notes	(48)	(687)
Discount on 2027 Notes	(3,875)	(5,960)
Discount on 2029 Notes	(5,290)	—
Premium on 2023 Notes	17	254
Premium on 2027 Notes	1,704	2,613
Premium on 2029 Notes	517	—
Deferred financing costs	(5,446)	(3,659)
Total	$749,268	$743,958
Current portion of long-term debt	1,310	4,741
Long-term debt, excluding current portion	$747,958	$739,217

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes

The following table presents additional information related to the 2029, 2027 and 2023 Notes (the “Notes”):

			Principal as of
	Annual interest rate	Currency	June 30, 2022 (Unaudited)	December 31, 2021	Maturity
2029 Notes	6.125%	USD	$350,000	$—	May 27, 2029
2027 Notes	5.875%	USD	385,986	535,986	April 4, 2027
2023 Notes	6.625%	USD	19,524	201,763	September 27, 2023

The following table presents additional information for the six-month periods ended June 30, 2022 and 2021:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)
2029 Notes	$3,752	$—	$62	$—	$131	$—
2027 Notes	14,276	16,255	509	325	522	350
2023 Notes	5,622	7,175	285	101	375	129

(i)These charges are included within “Net interest expense” in the consolidated statements of income (loss).

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company capitalized as deferred financing costs (“DFC”) $3,313 of financing costs related to the issuance of 2023 Notes, which are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

The following table summarizes the activity of 2023 Notes as of June 30, 2022:

Transaction	Date	Principal Amount	Redemption Price	Early Redemption Price	Total payment (i)
Issuance	September 27, 2013	$473,767	—	—	$—
Cash Tender	June 28, 2016	$(80,000)	98.00%	101.00%	$(80,800)
Cash Tender	April 12, 2017	$(45,698)	104.00%	107.00%	$(48,885)
Exchange 2023 Notes for additional issuance 2027 Notes	October 13, 2020	$(131,476)	100.50%	105.50%	$(138,474)
Open market repurchases	From June 2021 to November 2021	$(14,830)	109.45%	—	$(16,231)
Cash Tender	April 22, 2022	$(59,239)	105.36%	—	$(62,414)
Optional redemption (ii)	June 10, 2022	$(123,000)	104.58%	—	$(128,636)
Principal amount of 2023 Notes as of June 30, 2022:		$19,524

(i) Not including accrued and unpaid interest
(ii) Redemption price established in accordance with the requirements of the indenture governing the 2023 Notes

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income (loss).

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans (the "Secured Loan Agreement") signed by the Company´s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which are being amortized over the life of the notes.

The following table summarizes the activity of 2027 Notes as of June 30, 2022:

Transaction	Date	Principal Amount	Redemption Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	From June 2021 to September 2021	$(17,368)	105.74%	—	$(18,364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Principal amount of 2027 Notes as of June 30, 2022:		$385,986

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income (loss).

On April 27, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which matures in 2029 (the "2029 Notes"). Interests on the notes are accrued at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt (continued)

2029, 2027 and 2023 Notes (continued)

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption for 2023 Notes launched during 2022 previously mentioned. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 and 2029 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 and 2029 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of June 30, 2022 and December 31, 2021:

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	As of	As of	Balance Sheets Location	As of	As of
		June 30, 2022 (Unaudited)	December 31, 2021		June 30, 2022 (Unaudited)	December 31, 2021
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$979	$660	Accrued payroll and other liabilities	$(558)	$(51)
Cross-currency interest rate swap	Derivative instruments	88,580	107,386	Derivative instruments	(3,941)	(2,898)
Subtotal		$89,559	$108,046		$(4,499)	$(2,949)
Derivatives not designated as hedging instruments
Call spread	Derivative instruments	$3,912	$4,791	Derivative instruments	$—	$—
Coupon-only swap	Derivative instruments	—	—	Derivative instruments	(10,424)	(7,555)
Call Spread + Coupon-only swap	Derivative instruments	6,773	8,194	Derivative instruments	(17,440)	(12,473)
Subtotal		$10,685	$12,985		$(27,864)	$(20,028)
Total derivative instruments		$100,244	$121,031		$(32,363)	$(22,977)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of June 30, 2022, the Company had forward contracts outstanding with a notional amount of $24,238 that mature during 2022 and 2023.

The Company made net payments totaling $159 and $654 during the six-month periods ended June 30, 2022 and 2021, respectively, as a result of the net settlements of these derivatives.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,390	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $3,296 and $2,225 of net interest during the six-month periods ended June 30, 2022 and 2021, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all the variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

Bank	Nominal Amount		Strike price		Maturity
	Currency	Amount	Call option written	Call option bought
Citibank S.A.	$	50,000	4.49	3.11	September 2023
JP Morgan S.A.	$	50,000	5.20	3.13	April 2027

In May 2021, the Company unwound these agreements before their maturity and collected $18.8 million (BRL99.7 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge all the variability in a portion (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

Bank	Payable			Receivable			Interest payment dates	Maturity
	Currency	Amount	Interest rate	Currency	Amount	Interest rate
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

In May 2021, the Company unwound these agreements before their maturity and collected $4.4 million (BRL 23.5 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

The Company made net collections of $170 of net interest during 2021 until the agreements were unwound.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income (loss) and other comprehensive income (loss) for the six-month periods ended June 30, 2022 and 2021 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) gain Recognized in Accumulated OCI on Derivative (Unaudited)		Loss (gain) Reclassified from Accumulated OCI into income (loss) (i) (Unaudited)
	2022	2021	2022	2021
Forward contracts	$(347)	$483	$159	$654
Cross-currency interest rate swaps	(26,459)	(2,098)	13,576	10,160
Call Spread (ii)	—	(2,593)	1,668	352
Coupon-only swap (ii)	—	1,093	(491)	(323)
Total	$(26,806)	$(3,115)	$14,912	$10,843

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)Agreements unwound in May 2021.
The net loss recognized in income (loss), related to cross-currency interest rate swaps is presented as follows:

	For the six-month periods ended June 30,
Adjustment to:	2022 (Unaudited)	2021 (Unaudited)
Foreign currency exchange results	$(10,274)	$(8,084)
Net interest expense	(3,302)	(2,076)
Total	$(13,576)	$(10,160)

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Derivative instruments (continued)

Derivatives not designated as hedging instruments

In October 2020, the Company’s Brazilian subsidiary entered into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within “Loss from derivative instruments”. These agreements are:

–A call spread with JPMorgan, consisting of a combination of two call options. This agreement matures in April 2027.

The following table presents information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
$	30,000	8.20	5.62

–A coupon-only swap with JP Morgan that matures in April 2027.

The following table presents information related to the terms of the agreements:

Payable			Receivable			Interest payment dates
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate
BRL	168,690	CDI plus 2.42%	$	30,000	5.46%	April 30/ October 31

(i) “CDI” Certificados de Depósitos Interbancários

–A combination of call spread + coupon only swap into one agreement with Itaú Unibanco S.A, that matures in April 2027.

The following tables present information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
$	50,000	8.20	5.62

Payable			Receivable			Interest payment dates
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate
BRL	281,150	CDI plus 2.47%	$	50,000	5.46%

(i) “CDI” Certificados de Depósitos Interbancários

The Company paid $3,154 during the six-month periods ended June 30, 2022, related to this agreements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $97 and $377 during the six-month periods ended June 30, 2022 and 2021, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements income (loss).

Restricted Share Units

The following table summarizes the activity of restricted share units during the six-month period ended June 30, 2022:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2021	186,796	8.70
Partial vesting of 2017 grant	(51,613)	9.20
Partial vesting of 2018 grant	(64,895)	8.50
Forfeitures	(5,393)	8.69
Outstanding at June 30, 2022	64,895	8.50
Exercisable at June 30, 2022	—	—

As of June 30, 2022, the Company issued 116,223 Class A shares. Therefore, accumulated recorded compensation expense totaling $1,024 was reclassified from "Additional paid-in-capital" to "Common Stock" upon issuance. As of June 30, 2022, there were 17,527 Class A shares, amounting to $122, pending of issuance in connection with previous partial vesting.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation (Continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

The following table provides a summary of outstanding restricted share units at June 30, 2022:

Number of units outstanding (i)	64,895
Weighted-average grant-date fair market value per unit	8.50
Total grant-date fair value	552
Weighted-average accumulated percentage of service	82.8%
Stock-based compensation recognized in Additional paid-in capital	457
Compensation expense not yet recognized (ii)	95

(i)Related to awards that will vest in 2023.
(ii)Expected to be recognized in a weighted-average period of 0.2 years.

Phantom RSU

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

During 2019, the Company granted awards with different vesting periods: 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years and 1,207,455 units which vest 100% at the fifth anniversary from the date of grant.

During 2020, the Company granted 65,440 units that vested 100% at May 2021.

During 2021, the Company granted awards with different vesting periods: 874,294 units which vest 100% at the third anniversary from the grant date; and 44,093 units that vested 100% at April 2022.

During 2022, the Company granted awards with different vesting periods: 866,481 units which vest 100% at the third anniversary from the grant date; and 41,055 units which vest 100% at April 2023.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense for the six-month periods ended June 30, 2022 and 2021 amounts to $2,857 and $2,667, respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income (loss). The accrued liability is remeasured at the end of each reporting period until settlement.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation (Continued)

Phantom RSU (continued)

The following table summarizes the activity under the plan as of June 30, 2022:

Units
Outstanding at December 31, 2021	2,040,488
Grant 2022	907,536
Partial vesting and settlement of 2019 grant (i)	(63,257)
Vesting and settlement of 2021 grant (ii)	(44,093)
Forfeited	(20,157)
Outstanding at June 30, 2022	2,820,517

(i)Amounting to $431.
(ii)Amounting to $320.

The following table provides a summary of the plan at June 30, 2022:

Total Non-vested (i)
Number of units outstanding (i)	2,820,517
Share price as of June 30, 2022	6.74
Total fair value of the plan	19,010
Weighted-average accumulated percentage of service	38.68%
Accrued liability (ii)	7,353
Compensation expense not yet recognized (iii)	11,657
(i)Related to awards that will vest between April 2023 and May 2025.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 2.34 years.

8.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve; and pay an initial franchise fee for each new restaurant opened;
(ii)to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increases to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, at times, McDonald’s Corporation has supported Company´s investment plans by agreeing to provide an incentive (the “growth support”), which result or is expected to result in a lower royalty rate.
(iii)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company´s gross sales on Advertising and Promotion activities.
(iv)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.    Commitments and contingencies (continued)

Commitments (continued)

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

Due to the dynamic environment in 2021, after the disruptions caused by the COVID-19 pandemic, the Company agreed with McDonald’s Corporation on a growth and investment plan for only one year and received a growth support that resulted in a consolidated effective royalty rate of 5.2% of sales of 2021. Additionally, on January 10, 2022, the Company reached an agreement with McDonald’s Corporation on a new growth and investment plan for next years. McDonald’s Corporation has agreed to continue providing the Company with growth support under certain terms and conditions.

To support its future growth, the Company plans to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support which is expected to result in an effective royalty rate of about 5.6% of sales in 2022 and 6.0% of sales in 2023 and 2024.

For the periods ended June 30, 2022 and March 31, 2022, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

	June 30, 2022 (Unaudited)	March 31, 2022 (Unaudited)
Fixed Charge Coverage Ratio	1.91	1.93
Leverage Ratio	3.43	3.67

In addition, the Company maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Credit Suisse (i)	$	45,000
JPMorgan (i)	$	20,000

i.Maintained through its wholly-owned subsidiary ADBV.

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	June 30 2022 (Unaudited)
Itaú	Net indebtedness to EBITDA	4.5	1.06
Credit Suisse (i)	Indebtedness to EBITDA	4.0	1.94
JPMorgan (i)	Indebtedness to EBITDA	4.5	1.94

i.Maintained through its wholly-owned subsidiary ADBV.

For the six-month periods ended June 30, 2022 all the ratios were in compliance.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.    Commitments and contingencies (continued)

Commitments (continued)

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At June 30, 2022 and December 31, 2021, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $40,197 and $34,086, respectively, presented as follow: $2,109 and $2,140 as a current liability and $38,088 and $31,946 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	June 30, 2022	As of
	(Unaudited)	December 31, 2021
Tax contingencies in Brazil	$21,828	$16,642
Labor contingencies in Brazil	14,152	13,270
Others	11,217	10,766
Subtotal	47,197	40,678
Judicial deposits	(7,000)	(6,592)
Provision for contingencies	$40,197	$34,086

As of June 30, 2022, there are certain matters related to the interpretation of tax, customs, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $344 million and $377 million.

As of June 30, 2022, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $201 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At June 30, 2022, the provision for contingencies includes $1,279 ($1,188 at December 31, 2021), related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

9.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.      Segment and geographic information (continued)
As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments. As of September 30, 2021, its operations were divided into four geographic divisions, which were as follows: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and (iv) the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a consequence, the Company reorganized its operation into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is now comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guyana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) the South Latin American division, or “SLAD,” which is now comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curacao. The accounting policies of the segments are the same as those described in Note 3.

The following table presents information about profit or loss and assets for each reportable segment:

	For the six-month periods ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$670,048	$428,990
NOLAD	426,578	367,026
SLAD	581,950	357,796
Total revenues	$1,678,576	$1,153,812

	For the six-month periods ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Adjusted EBITDA:
Brazil	$98,744	$47,357
NOLAD	44,660	32,874
SLAD	63,253	20,690
Total reportable segments	206,657	100,921
Corporate and others (i)	(36,797)	(29,834)
Total adjusted EBITDA	$169,860	$71,087

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.      Segment and geographic information (continued)

	For the six-month periods ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$169,860	$71,087

(Less) Plus items excluded from computation that affect operating loss:
Depreciation and amortization	(60,640)	(60,162)
Gains from sale or insurance recovery of property and equipment	659	1,349
Write-offs of property and equipment	(886)	(1,265)
Operating income	108,993	11,009
(Less) Plus:
Net interest expense	(32,582)	(25,707)
Loss from derivative instruments	(12,836)	(5,381)
Foreign currency exchange results	8,544	5,819
Other non-operating expenses, net	(108)	(220)
Income tax expense	(32,807)	(10,188)
Net income attributable to non-controlling interests	(220)	(112)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$38,984	$(24,780)

	For the six-month periods ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$28,617	$27,419
NOLAD	16,130	17,588
SLAD	12,954	13,055
Total reportable segments	57,701	58,062
Corporate and others (i)	3,300	2,593
Purchase price allocation (ii)	(361)	(493)
Total depreciation and amortization	$60,640	$60,162

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.      Segment and geographic information (continued)

	For the six-month periods ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$22,968	$20,726
NOLAD	17,689	5,560
SLAD	28,082	21,213
Others	232	—
Total property and equipment expenditures	$68,971	$47,499

	As of
	June 30,
	2022	December 31,
	(Unaudited)	2021
Total assets:
Brazil	$1,116,868	$1,083,700
NOLAD	669,307	679,682
SLAD	573,505	566,208
Total reportable segments	2,359,680	2,329,590
Corporate and others (i)	143,853	134,020
Purchase price allocation (ii)	(100,842)	(102,353)
Total assets	$2,402,691	$2,361,257

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of June 30, 2022 and December 31, 2021, corporate assets primarily include cash and cash equivalents, corporate derivatives, and lease right of use.

(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of June 30, 2022 and December 31, 2021, primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $767,445, at June 30, 2022; and $743,533 at December 31, 2021. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At June 30, 2022 and December 31, 2021, the Company issued 212,903,607 and 212,787,384 shares with no par value, consisting of 132,903,607 and 132,787,384 Class A shares respectively and 80,000,000 Class B shares for each period.

At June 30, 2022 and December 31, 2021, the Company has 2,309,062 shares in treasury.

Therefore, at June 30, 2022 the Company had 210,594,545 shares outstanding, consisting of 130,594,545 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 15, 2022, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.15 per share to be paid in four installments, as follows: $0.04 per share on March 31, 2022, $0.04 per share on June 30, 2022, $0.04 per share on September 30, 2022, and $0.03 per share on December 30, 2022. As of June 30, 2022, the Company paid $16,843 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Shareholders’ equity (continued)

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of June 30, 2022 and 2021, respectively, and their related activity during the six-month periods ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Post-employment benefits (ii)	Total Accumulated other comprehensive loss
Balances at December 31, 2021	$(625,071)	$17,840	$—	$(537)	$(607,768)
Other comprehensive (loss) income before reclassifications (Unaudited)	(3,226)	(21,792)	(1,802)	333	(26,487)
Net loss reclassified from accumulated other comprehensive income to consolidated statement of income (Unaudited)	—	12,253	—	45	12,298
Net current-period other comprehensive (loss) income (Unaudited)	(3,226)	(9,539)	(1,802)	378	(14,189)
Balances at June 30, 2022 (Unaudited)	$(628,297)	$8,301	$(1,802)	$(159)	$(621,957)

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Post-employment benefits (ii)	Total Accumulated other comprehensive loss
Balances at December 31, 2020	$(587,804)	$3,443	$—	$(499)	$(584,860)
Other comprehensive loss before reclassifications (Unaudited)	(4,903)	(1,981)	—	—	(6,884)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of loss (Unaudited)	—	9,089	—	76	9,165
Net current-period other comprehensive (loss) income (Unaudited)	(4,903)	7,108	—	76	2,281
Balances at June 30, 2021 (Unaudited)	$(592,707)	$10,551	$—	$(423)	$(582,579)

(i)Related to unrealized results on available for sale securities. As of June 30, 2022, the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $13,340, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost amounted to $16,083 included within "Investing Activities" in the Consolidated Cash Flow.

(ii)Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Periodically, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.    Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the six-month periods ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$38,984	$(24,780)
Weighted-average number of common shares outstanding - Basic (i)	210,509,099	210,293,682
Incremental shares from vesting of restricted share units	141,263	204,904
Weighted-average number of common shares outstanding - Diluted	210,650,362	210,498,586

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.19	$(0.12)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.19	$(0.12)

(i) Stock dividends distributed in 2021 is included within the weighted-average number of common shares for the six-month periods ended June 30, 2021.

12.    Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guyana, Guadeloupe, Martinique, Aruba and Curacao (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.    Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of June 30, 2022 and December 31, 2021:

	As of
	June 30,
	2022	December 31,
	(Unaudited)	2021
Accounts and notes receivable, net	$—	$365
Other receivables	3,825	3,377
Miscellaneous	3,854	3,448
Accounts payable	(12,318)	(10,873)

The following table summarizes the transactions between the Company and the Axionlog Business for the six-month periods ended June 30, 2022 and 2021:

	For the six-month periods ended
	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Food and paper (i)	$(113,411)	$(81,641)
Occupancy and other operating expenses	(3,337)	(2,428)

(i)Includes $23,707 of distribution fees and $89,704 of suppliers purchases managed through the Axionlog Business for the six-month period ended June 30, 2022; and, $17,330 and $64,311, respectively, for the six-month period ended June 30, 2021.

The following table summarizes the outstanding balances between the Company and its equity method investments as of June 30, 2022 and December 31, 2021:

	2022			2021
	Lacoop, A.C	Lacoop II, S.C	Saile (i)	Lacoop, A.C	Lacoop II, S.C	Saile (i)
Other receivables	$—	$207	$206	$—	$1,190	$731
Accounts payable	—	—	—	—	(810)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

13.    Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Disclosures about fair value of financial instruments (continued)

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2022 and 2021 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.    Disclosures about fair value of financial instruments (continued)

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	June 30, 2022 (Unaudited)	December 31, 2021	June 30, 2022 (Unaudited)	December 31, 2021	June 30, 2022 (Unaudited)	December 31, 2021	June 30, 2022 (Unaudited)	December 31, 2021
Assets
Cash equivalents	$171,157	$198,811	$—	$—	$—	$—	$171,157	$198,811
Short-term Investments	$—	$—	$13,340	$—	$—	$—	$13,340	$—
Derivatives	$—	$—	$100,244	$121,031	$—	$—	$100,244	$121,031
Total Assets	$171,157	$198,811	$113,584	$121,031	$—	$—	$284,741	$319,842
Liabilities
Derivatives	$—	$—	$32,363	$22,977	$—	$—	$32,363	$22,977
Total Liabilities	$—	$—	$32,363	$22,977	$—	$—	$32,363	$22,977

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At June 30, 2022, the fair value of the Company’s short term and long-term debt was estimated at $689,464, compared to a carrying amount of $759,021 This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of June 30, 2022, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.